Filed by Plum Acquisition Corp. I

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Plum Acquisition Corp. I

Commission File No. 001-40218

EMAIL TO SAKUU FULL EMAIL LIST (EXTERNAL CONTACTS AND SAKUU EMPLOYEES INCLUDED)

Graphic File: Identical as to Business Wire graphic file

Email Subject Line: Sakuu to Become Publicly Traded Company via Business Combination with Plum Acquisition Corp. I

Short Text Preview: Sakuu has entered into a definitive merger agreement, providing for a business combination that will result in Sakuu becoming a publicly listed company.

Email Body Text:

SAN JOSE, CA and SAN FRANCISCO, CA – (March 2, 2023) – (BUSINESS WIRE)—Sakuu Corporation (“Sakuu”), a transformative additive manufacturing and solid-state battery company, and inventor of the disruptive Kavian™ platform for the commercial-scale production of next-generation SwiftPrint™ batteries and other complex active devices, and Plum Acquisition Corp. I (“Plum”) (NASDAQ: PLMI), a special purpose acquisition company (“SPAC”) formed by Ursula Burns, Kanishka Roy, and Mike Dinsdale, today announced that they have entered into a definitive business combination agreement, providing for a merger that will result in Sakuu becoming a publicly traded company. Upon the closing of the proposed transaction, the combined company (the “Company”) will be renamed Sakuu Holdings Inc. and is expected to be listed on a US national exchange under the ticker symbol “SAKU.” The transaction implies an enterprise value of approximately USD $705 million.

Sakuu Founder and Chief Executive Officer Robert Bagheri stated, “The arrival of transformative additive manufacturing will have profound implications across global legacy manufacturing. Our high-volume Kavian solution for printing batteries can potentially leap-frog decades of manufacturing stagnation. We believe Kavian is the only known solution for producing heavily in-demand products, such as solid-state batteries, that can be custom-printed rapidly and cost-effectively—taking next-generation battery manufacturing to realms never imagined. Since 2016, our talented team, with deep and diverse industry expertise, has worked diligently to develop Kavian, along with our next-generation battery products. We are not a concept company—we have successfully and consistently printed high-performance batteries since December 2022 and, with this progress, we have entered the first stages of commercialization. With this proposed merger, the strong support of the exceptional leadership team at Plum, and our dedicated investors, we feel Sakuu is well-positioned to create a paradigm shift in complex manufacturing, starting first with batteries.”

Plum Chairwoman Ursula Burns stated, “I’ve always been fascinated by fundamental step changes in approach that unlock significant value in otherwise incrementally evolving industries. Sakuu represents an opportunity for such a fundamental step change in manufacturing through its high-volume, multi-material, additive manufacturing Kavian platform – something that has impressed even a printing industry veteran like me. Solid-state batteries, and the massive addressable market associated with it, could just be Act 1 for the Company. We believe its technology has already allowed it to leapfrog many more highly capitalized battery suppliers. Plum is honored and excited to partner with Sakuu for its long-term journey in the public markets.”

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Link to Disclaimers: https://investors.sakuu.com/node/6631

Full Text of Disclaimers

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, Plum intends to file a Registration Statement with the SEC, which will include a document that serves as a prospectus and proxy statement of Plum, referred to as a proxy statement/prospectus, and certain related documents, to be used at the meeting of Plum’s stockholders to approve the proposed business combination and related matters. The Registration Statement will be sent to the stockholders of Plum. Plum and Sakuu also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Plum are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Plum and Sakuu through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Plum and Sakuu and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Plum’s stockholders in connection with the proposed transaction. Information about Plum’s directors and executive officers and their ownership of Plum’s securities is set forth in Plum’s filings with the SEC. To the extent that holdings of Plum’s securities have changed since the amounts printed in Plum’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Sakuu and Plum. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Plum’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4, and other documents filed by Plum from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Sakuu and Plum assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Sakuu nor Plum gives any assurance that either Sakuu or Plum will achieve its expectations.